Exhibit 99.3

ESCROW AGREEMENT

THIS ESCROW AGREEMENT is dated as of February 28, 2024

BETWEEN:

AKANDA CORP.

(“Akanda”)

AND:

SOMAI PHARMACEUTICALS LTD.

(“Somai”)

AND:

LAWSON LUNDELL LLP, a limited liability partnership formed under the laws of the Province of British Columbia

(the “Escrow Agent”).

WHEREAS:

A.	Pursuant to a Non-Binding Letter of Intent made as of November 21, 2023 between Akanda and Somai, as the same may be amended, replaced or restated from time to time (the “Agreement”), amended as of January 31, 2024, Somai made a $500,000 deposit to a bank account of Akanda’s counsel that should be placed in escrow with the Escrow Agent.

B.	Pursuant to the terms of the Agreement, the Escrowed Funds (as defined herein) are to be held in escrow by the Escrow Agent upon the execution and delivery of the Agreement in accordance with the terms of the Agreement and the terms of this Escrow Agreement.

C.	The Escrow Agent has agreed to hold the Escrowed Funds in accordance with the terms and conditions contained herein.

NOW THEREFORE, in consideration of the mutual covenants and premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not otherwise defined in this Escrow Agreement shall have the meanings given to such terms in the Agreement. In this Escrow Agreement:

(a)	“Agreement” has the meaning given to such term in Recital A;

(b)	“Escrowed Funds” means $500,000; and

(c)	“Instructions” means instructions given to the Escrow Agent pursuant to Section 4, Section 5 or Section 6 of this Escrow Agreement.

2.	Appointment of Escrow Agent. Akanda and Somai hereby designate and appoint the Escrow Agent to act as escrow agent under this Escrow Agreement, and the Escrow Agent hereby accepts such appointment in accordance with, and subject to the terms and conditions contained herein. The parties acknowledge and agree that the Escrowed Funds shall be held by the Escrow Agent and dealt with only in accordance with this Escrow Agreement.

3.	Deposit of Escrowed Funds. Akanda and Somai hereby instruct the Escrow Agent to deposit the Escrowed Funds into a non interest-bearing trust account at such Canadian chartered bank as may be determined by the Escrow Agent in its absolute discretion.

4.	Instructions Re: Payment of Escrowed Funds to Somai Pursuant to Agreement. Where Somai becomes entitled, pursuant to the terms of the Agreement, to receive the Escrowed Funds, Somai shall deliver to the Escrow Agent signed instructions directing the Escrow Agent to pay such amounts to Somai. Such instructions shall set forth the amount of the Escrowed Funds to be released from escrow and paid to Somai and, upon receipt of such signed instructions, the Escrowed Funds shall be released by the Escrow Agent to Somai in the amount specified therein.

5.	Joint Instructions Re: Payment to Akanda pursuant to Agreement. Where Akanda becomes entitled, pursuant to the terms of the Agreement, to receive the Escrowed Funds (for avoidance of doubt, Akanda is entitled to receive the Escrowed Funds only if the final Sale and Purchase Agreement related to the entirety of the share capital of RPK Pharmaceutical, Unipessoal, Lda. is executed and concluded by March 22, 2024 or any date that the parties may agree upon from time to time), Somai and Akanda shall deliver to the Escrow Agent joint instructions directing the Escrow Agent to pay such amounts to Akanda. Such instructions shall set forth the amount of the Escrowed Funds to be released from escrow and paid to Akanda and, upon receipt of such signed instructions, the Escrowed Funds shall be released by the Escrow Agent to Akanda in the amount specified therein.

6.	Joint Instructions Re: Other Agreed Payment from Escrow. Notwithstanding anything to the contrary in this Escrow Agreement, Akanda and Somai may, at any time, deliver to the Escrow Agent joint signed instructions directing the Escrow Agent to pay all or any portion of the remaining balance of the Escrowed Funds held by the Escrow Agent to either Akanda or Somai. Such instructions shall set forth the amount of the Escrowed Funds to be released from escrow and whether the payment is to be made to Akanda or Somai and, upon receipt of such joint signed instructions, the Escrowed Funds shall be released by the Escrow Agent to the party specified in such notice in the amount specified therein.

7.	Escrow Agent Terms. The acceptance by the Escrow Agent of its duties and obligations under this Escrow Agreement is subject to the following terms and conditions which the parties to this Escrow Agreement hereby agree shall govern the rights, duties, liabilities and indemnities of the Escrow Agent:

(a)	Scope of Duties. The Escrow Agent shall have no duties or responsibilities with respect to the Escrowed Funds except as specifically set out in this Escrow Agreement. If in one or more instances the Escrow Agent takes any action or assumes any responsibility which it is not specifically empowered to take or assume pursuant to the provisions hereof, neither the taking of such action nor the assumption of such responsibility will be deemed to be an express or implied undertaking on the part of the Escrow Agent that it will take the same or similar action or assume the same or similar responsibility in any other instance.

(b)	Conflict. The Escrow Agent may comply with any laws, regulations, orders, rules, directions or guidelines (whether or not having the force of law) of competent authorities which conflict, or might conflict, with any duty or responsibility of the Escrow Agent hereunder, and the Escrow Agent will not be liable if it fails to perform or comply with its duties and responsibilities hereunder by reason of any such conflict or potential conflict, whether such conflict or potential conflict is actual or reasonably apprehended by the Escrow Agent, provided that, prior to invoking this provision, the Escrow Agent must reasonably determine and document the necessity of non-compliance with the instructions hereunder due to such conflict or potential conflict. The Escrow Agent shall notify all parties involved of its reasoning and the specific nature of the conflict or potential conflict that prevents compliance. This provision may only be invoked if the Escrow Agent is directly instructed to hold or delay payments pursuant to a valid court order.

(c)	Fees and Disbursements. Somai and Akanda will be jointly and severally responsible for paying to the Escrow Agent from time to time all reasonable expenses and disbursements incurred or made by the Escrow Agent in the administration of its services and duties created hereby.

(d)	Form of Payment. The Escrow Agent shall perform its duties with respect to the delivery of the Escrowed Funds by making payment to Akanda and/or Somai, as the case may be, by sending a certified cheque in the amount in question by courier to such party or parties, in the manner specified by such party or parties, or upon request by Akanda and/or Somai, as the case may be, by wire transfer.

(e)	Discharge of Escrow Agent. Upon payment of the full amount of the Escrowed Funds in accordance with this Escrow Agreement, the obligations of the Escrow Agent shall be fully discharged and the Escrow Agent shall have no further responsibilities to the parties thereafter.

(f)	Resignation of Escrow Agent. The Escrow Agent may resign its position and be discharged from all further duties and liabilities under this Escrow Agreement by giving to Akanda and Somai at least 10 Business Days’ notice in writing. In the event of the Escrow Agent providing notice of resignation, Akanda and Somai shall forthwith appoint a new Escrow Agent which shall execute, acknowledge and deliver to each of the parties hereto, including the retiring Escrow Agent, an instrument accepting such appointment and thereupon such new Escrow Agent, without any further act, deed, conveyance or transfer, shall become vested with all the rights, powers, trusts, duties and obligations of the retiring Escrow Agent with like effect as if originally named as Escrow Agent in this Escrow Agreement. The retiring Escrow Agent shall deliver to the new Escrow Agent the Escrowed Funds and such other documents and information relating to the performance of its duties hereunder which may then be in its possession and which may be requested by the new Escrow Agent. Further, the parties hereto shall execute and deliver such further documents and shall do such other things as may reasonably be required for more fully and certainly vesting and confirming in such new Escrow Agent all such rights, powers, trusts, duties and obligations of the retiring Escrow Agent hereunder. In the event that Akanda and Somai are unable to agree on a replacement Escrow Agent within the aforesaid notice period, the replacement Escrow Agent will be selected by a single arbitrator under the provisions of the Arbitration Act (British Columbia) and this Escrow Agreement will be deemed to be a submission thereto. The Escrow Agent’s resignation will take effect on the date upon which such new Escrow Agent executes an instrument accepting such appointment as provided in this Escrow Agreement.

8.	Restriction. None of the parties hereto shall pledge, convey, mortgage, assign, hypothecate, grant a security interest in or otherwise encumber in any way any portion of the Escrowed Funds held under this Escrow Agreement or any of its rights or interests in respect thereof, whether arising under this Escrow Agreement or otherwise, unless and until the Escrowed Funds, or such party’s portion thereof, has been disbursed to such party in accordance with this Escrow Agreement.

9.	Assignment. Neither this Escrow Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties. Subject to the foregoing, this Escrow Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors, heirs, personal representatives and permitted assigns, and no other person shall have any right, benefit or obligation under this Escrow Agreement as a third party beneficiary or otherwise.

10.	Invalidity. In the event that any one or more of the provisions contained in this Escrow Agreement, the Agreement or in any other instrument referred to herein or therein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Escrow Agreement, the Agreement or any other such instrument.

11.	Titles. The titles, captions or headings of the sections herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Escrow Agreement.

12.	Governing Law; Jurisdiction. This Escrow Agreement and each of the documents contemplated by or delivered under or in connection with this Escrow Agreement are governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein without regard to principles of conflicts of law that would impose a law of another jurisdiction. The parties hereto irrevocably and unconditionally attorn to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

13.	Termination. This Escrow Agreement shall terminate upon the disbursement to Akanda and/or Somai of all Escrowed Funds in accordance with the terms of this Escrow Agreement.

14.	Time. Time shall be of the essence of this Escrow Agreement and no extension or variation of this Escrow Agreement shall operate as a waiver of this provision and, for greater certainty, no extension of time or period of grace shall be implied even where a party has in any fashion responded to or acted upon a particular notice or action given or taken out of time.

15.	Counterparts. This Escrow Agreement and any amendment, supplement, restatement or termination of any provision of this Escrow Agreement may be executed in any number of counterparts, and may be delivered by fax, email or other means of electronic transmission with the same effect as if all the parties had signed the same document. All counterparts will be construed together and evidence only one agreement, which, notwithstanding the dates of execution of any counterparts, will be deemed to be dated the reference date set out above.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the day and year first above written.

SOMAI PHARMACEUTICALS LTD.

Per:	/s/ Vasiliki Koutelieri
Authorized Signatory

AKANDA CORP.

Per:	/s/ Katie Field
Authorized Signatory

LAWSON LUNDELL LLP

Per:
Authorized Signatory

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